Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel (212) 259-6016 fax (212) 259-6333

April 16, 2010

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C. 20549
Attn: Daniel F. Duchovny

Re:

Osteotech, Inc. (“Osteotech”)
Preliminary Proxy Statement
Filed April 7, 2010 by Heartland Advisors, Inc., Spencer Capital Opportunity Fund, LP, Spencer Capital Management, LLC, Spencer Capital Partners, LLC, Boston Avenue Capital LLC, Gary L. Alexander, Michelle Rachael Forrest, Michael J. McConnell, and Kenneth H. Shubin Stein, M.D. (the “Participants”)
File No. 001-34612

Dear Ladies and Gentlemen:

     On behalf of the Participants, submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement referenced above. This Amendment No. 1 is being filed in response to comments contained in a letter dated April 12, 2010 (the “Letter”) from Mr. Daniel Duchovny, Special Counsel, on behalf of the staff of the Division of Corporation Finance, Office of Mergers & Acquisitions (the “Staff”). The responses contained herein are based on information provided to Dewey & LeBoeuf LLP by the Participants.

     For your convenience, set forth below in bold are each of the comments in the Letter, followed by the Participants’ response to each comment, including, where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment.

NEW YORK | LONDON MULTINATIONAL PARTNERSHIP | WASHINGTON, DC
ALBANY | ALMATY | BEIJING | BOSTON | BRUSSELS | CHICAGO | DOHA | DUBAI
FRANKFURT | HONG KONG | HOUSTON | JOHANNESBURG (PTY ) LTD. | LOS ANGELES | MADRID | MILAN | MOSCOW
PARIS MULTINATIONAL PARTNERSHIP | RIYADH AFFILIATED OFFICE | ROME | SAN FRANCISCO | SILICON VALLEY | WARSAW

April 16, 2010

General

1.	Fill in the blanks in your proxy statement, including Schedules I and II.

     Response: The Participants intend to fill in all blanks, including the blanks relating to the location, date, time of and record date for determining the shares entitled to vote at Osteotech’s 2010 annual meeting of stockholders, the approximate date on which the Participants’ proxy statement and proxy card will be first mailed, all information relating to share price and percentages of ownership and information relating to Osteotech’s market value, in the Participants’ definitive proxy statement, which will be filed shortly after Osteotech files its own definitive proxy statement containing such information.

Cover Letter

2.	Please highlight the disclosure alerting security holders to their inability to vote for six nominees if they use your proxy card. Also, clarify the similar disclosure in the proxy card to ensure security holders are aware that by using your card, they will not be able to vote for a full slate of nominees to the board.

     Response: The Participants have revised the disclosure on page 2 of Amendment No. 1 and in the draft proxy card in response to the Staff’s comments.

3.	Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that the company is not currently managed “in a manner consistent with the best interests of all stockholders.”

     Response: The Participants note the Staff’s comment and have revised the disclosure on page 2 of Amendment No. 1 in response to the Staff’s comment.

Reasons for Our Solicitation

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following statements:

April 16, 2010

  “Osteotech’s board has demonstrated an unwillingness to entertain discussions regarding strategic or other transactions that may enhance stockholder value” (page [7]).

  “Stockholder rights plans are widely viewed as a measure to entrench management, which impairs stockholder value” (page [7]).

  Your assertion that the change in control compensation is “exorbitant” (page [7]).

  Your assertion that the bylaws you characterize as “anti-takeover measures” “hinder[s] the free exercise of stockholders’ franchise” (page [8]).

  Your assertion that that the quorum threshold to conduct proceedings at annual meetings is “much lower than the traditional 50% [of outstanding shares] that most U.S. corporations have as a quorum requirement” (page [8]).

     Response: The Participants have revised the disclosure on pages 6, 7, 7, 8 and 8, respectively, of Amendment No. 1 in response to the Staff’s comments.

5.	Please quantify the potential effect of a default under the credit agreement under the “poison put” should your nominees be elected (page 7).

     Response: The Participants revised the disclosure on page 7 of Amendment No. 1 in response to the Staff’s comment.

6.	We note your statement that the members of the board do not have a significant ownership interest in the company. Revise your disclosure to include the ownership interests of your nominees in the company.

     Response: The Participants have revised the disclosure on pages 8 and 9 of Amendment No. 1 in response to the Staff’s comment.

Other Information About Us and Our Nominees

7.	Please disclose whether your nominees have consented to be named in your proxy statement and to serve if elected.

     Response: The Participants have revised the disclosure on page 10 of Amendment No. 1 in response to the Staff’s comment.

8.	We note your disclosure that you may introduce a substitute director nominee. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Also, please confirm supplementally that should you identify or

April 16, 2010

nominate a substitute nominee before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

     Response: The Participants note the Staff’s comments. Regarding the Participants’ reservation of the right to designate unidentified substitute nominees, the Participants have revised the disclosure on page 12 of Amendment No. 1 in response to the Staff’s comment. The Participants also confirm that, should the Participants lawfully identify or nominate substitute nominees before the meeting, the Participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Voting and Proxy Procedures

9.	We note that you may employ various methods to solicit proxies, including in person, by mail, advertisement, telephone, telecopier, telegraph or e-mail. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

     Response: The Participants note the Staff’s comment and confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed with the SEC under the cover of Schedule 14A on the date of first use.

Other Matters

10.

We note you refer security holders to information that you are required to provide and will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying on Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders.
Please advise as to your intent in this regard.

     Response: The Participants note the Staff’s comment and advise the Staff that the Participants do not intend to disseminate their definitive proxy statement prior to the distribution of Osteotech’s definitive proxy statement.

April 16, 2010

     If it would expedite the review of the information contained herein, please do not hesitate to call me at (212) 259-6016 or Brian Holland at (212) 259-7174.

Respectfully submitted,

/s/ Eric Blanchard

cc:

Heartland Advisors, Inc.
Spencer Capital Opportunity Fund, LP
Spencer Capital Management, LLC
Spencer Capital Partners, LLC
Boston Avenue Capital LLC
Gary L. Alexander
Michelle Rachael Forrest
Michael J. McConnell
Kenneth H. Shubin Stein

ACKNOWLEDGEMENT

     Pursuant to a letter dated April 12, 2010 from the staff of the Division of Corporation Finance, Office of Mergers & Acquisitions (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Preliminary Proxy Statement on Schedule 14A filed by Heartland Advisors, Inc., Spencer Capital Opportunity Fund, LP, Spencer Capital Management, LLC, Spencer Capital Partners, LLC, Boston Avenue Capital LLC, Gary L. Alexander, Michelle Rachael Forrest, Michael J. McConnell, and Kenneth H. Shubin Stein in connection with the Osteotech, Inc. (File No. 001-34612) 2010 annual meeting of stockholders, each undersigned filing person, as of April 16, 2010, acknowledges that:

     (1) the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

     (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (3) the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HEARTLAND ADVISORS, INC.

By:	/s/ Paul T. Beste
	Name:	Paul T. Beste
	Title:	Chief Operating Officer

SPENCER CAPITAL OPPORTUNITY FUND, LP

By:	SPENCER CAPITAL PARTNERS, LLC
General Partner

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

SPENCER CAPITAL MANAGEMENT, LLC

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

SPENCER CAPITAL PARTNERS, LLC

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

/s/ Kenneth H. Shubin Stein
DR. KENNETH SHUBIN STEIN

BOSTON AVENUE CAPITAL LLC

By:	/s/ James F. Adelson
	Name:	James F. Adelson
	Title:	Manager

/s/ Gary L. Alexander
GARY L. ALEXANDER

/s/ Michelle Rachael Forrest
MICHELLE RACHAEL FORREST

/s/ Michael J. McConnell
MICHAEL J. MCCONNELL